                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 10, 1996
                  (Date of Event which Requires Filing of this
                                   Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 12686C-10-9               13D






(1)     Names of Reporting Persons
        S.S. or I.R.S. Identifica-
        tion Nos. of Above Persons   Paul Joseph Dolan
                                     SS:  ###-##-####
----------------------------------------------------------------------
(2)     Check the Appropriate Box              (a)
                                               -----------------------
        if a Member of a Group                 (b)
                                               -----------------------
----------------------------------------------------------------------
(3)     SEC Use Only
----------------------------------------------------------------------
(4)     Source of Funds                     00*
----------------------------------------------------------------------
(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)
----------------------------------------------------------------------
(6)     Citizenship or Place of
        Organization                               U.S.A.
----------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power              1,500
Beneficially Owned    ------------------------------------------------
by Each Reporting      (8) Shared Voting Power        1,895,752
Person With           ------------------------------------------------
                       (9) Sole Dispositive Power         1,500
                             -----------------------------------------
                      (10) Shared Dispositive Power   1,895,752
----------------------------------------------------------------------
(11)    Aggregate Amount Beneficially
        Owned by Each Reporting Person                1,897,252
----------------------------------------------------------------------
(12)    Check if the Aggregate Amount
        in Row (11) Excludes Certain Shares
----------------------------------------------------------------------
(13)    Percent of Class Represented
        by Amount in Row 11                                12.3%
----------------------------------------------------------------------
(14)    Type of Reporting Person                             IN

--------
*       See Exhibit A.


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CUSIP No. 12686C-10-9               13D







              CONTINUATION PAGES OF AMENDMENT NO. 1 TO SCHEDULE 13D
                                    FILED BY
                 PAUL JOSEPH DOLAN, INDIVIDUALLY AND AS TRUSTEE

               This Amendment No. 1 to the Schedule 13D, dated November 15, 1994 (the "Schedule 13D"), previously filed by Paul Joseph Dolan ("Mr. Dolan"), is being filed in connection with changes in Mr. Dolan's beneficial ownership of the stock of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"), resulting from the distribution of certain shares of Class A Common Stock, par value $.01 per share, of the Issuer (the "Class A Common Stock") from a trust of which Mr. Dolan is currently a co-trustee.

               In addition, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, this Amendment No. 1 restates the
Schedule 13D.

Item 1. SECURITY AND ISSUER.

               The title of the class of equity securities to which this statement relates is the Class A Common Stock of the Issuer. The address of the principal executive offices of the Issuer is One Media Crossways, Woodbury, New York 11797.

Item 2. IDENTITY AND BACKGROUND.

               (a) The name of the person filing this statement is Paul Joseph Dolan, who is filing individually and as Trustee for the Trusts listed on Exhibit A.

               (b) The residence of Mr. Dolan is 1100 Sheerbrook Drive, Chagrin Falls, Ohio 44022.

               (c) The present principal occupation of Mr. Dolan is as Attorney at Thrasher, Dinsmore & Dolan. The address is 100 Corporate Place, Suite 150, Chardon, Ohio 44024.

               (d) Mr. Dolan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Dolan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or


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CUSIP No. 12686C-10-9               13D






state securities laws or finding any violation with respect to such laws.

               (f) Mr. Dolan is a U.S. citizen.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The shares held by Mr. Dolan were originally acquired by him through gifts and by his appointment as a co-trustee of family trusts. See Exhibit A.

Item 4. PURPOSE OF TRANSACTION.

               The securities in the Trusts described in Exhibit A are held for investment purposes. See Exhibit A. Mr. Dolan has no plans or proposals which relate or would result in:

               (a) the acquisition by any person of additional securities of the Issuer or the disposition of additional securities of the Issuer;

               (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer, involving the Issuer or any of its subsidiaries;

               (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer;

               (e) any material change in the Issuer's present capitalization or dividend policy;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or


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CUSIP No. 12686C-10-9               13D






               (j) any action similar to any of those enumerated above. See Exhibit A.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a) After the distribution described in (c) below, Mr. Dolan may be deemed to beneficially own an aggregate of 1,897,252 shares of Class A Common Stock as a result of his beneficial ownership of (i) 1,894,052 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") which are convertible at the option of the holder share for share into Class A Common Stock and (ii) 3,200 shares of Class A Common Stock. This aggregate amount represents approximately 12.3% of the outstanding shares of Class A Common Stock.

               (b) After the distribution described in (c) below, Mr. Dolan has the (i) sole power to vote or to direct the vote of 1,500 shares of Class A Common Stock; (ii) shared power to vote or direct the vote of 1,700 shares of Class A Common Stock and 1,894,052 shares of Class B Common Stock convertible into Class A Common Stock; (iii) sole power to dispose or to direct the disposition of 1,500 shares of Class A Common Stock; and (iv) shared power to dispose or to direct the disposition of 1,700 shares of Class A Common Stock and 1,894,052 shares of Class B Common Stock convertible into Class A Common Stock. See Exhibit A.

               (c) On September 10, 1996, The Dolan Grandchildren Trust of which Mr. Dolan is a co-trustee converted 206,000 shares of Class B Common Stock into Class A Common Stock and distributed such shares to certain other Dolan family members and to other trusts for the benefit of Dolan family members.

               (d) See Exhibit A.

               (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Exhibit A.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Power of Attorney, dated as of February 13, 1995, confirming the authority of William A. Frewin, Jr. to sign on behalf of Paul Joseph Dolan.


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CUSIP No. 12686C-10-9               13D






SIGNATURE.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 29, 1996


               Signature:   /s/ Paul Joseph Dolan
                            By William A. Frewin, Jr.
                            -------------------------

               Name/Title:  Paul Joseph Dolan, individually and as Trustee of each of the following Trusts:
                                  Dolan Descendants Trust
                                  Dolan Progeny Trust
                                  Dolan Grandchildren Trust
                                  Dolan Spouse Trust
                                  DC Kathleen Trust
                                  DC James Trust
                            By William A. Frewin, Jr.,
                            attorney-in-fact


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CUSIP No. 12686C-10-9               13D






                                    Exhibit A

               Paul Joseph Dolan is currently one of the trustees (a "Trustee") of each of the trusts listed in the table below (the "Trusts"), which as of September 10, 1996 (after giving effect to the transaction reported in the foregoing Schedule 13D) own in the aggregate 1,894,052 shares of Class B Common Stock, par value $.01 (the "Class B Common Stock"), of Cablevision Systems Corporation, a Delaware Corporation (the "Issuer"). Class B Common Stock is convertible at the option of the holder share for share into Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Issuer. Mr. Dolan does not have an economic interest in such shares, but, as one of the Trustees of the Trusts, has the shared power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mr. Dolan retains such powers, he is deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting. In addition, Mr. Dolan holds 1,700 shares of Class A Common Stock jointly with his spouse and 1,500 shares of Class A Common Stock as guardian for his minor children.

               The following table lists each Trust's name and the name of its beneficiary or description of its beneficiary class.


Name of Trust                Beneficiary

DC Kathleen Trust            Kathleen Margaret Dolan

DC James Trust               James Lawrence Dolan

Dolan Descendants Trust      All descendants of Charles F.
                             Dolan living at any time and
                             from time to time.

Dolan Grandchildren Trust    All children and grandchildren
                             of Charles F. Dolan living at any time and from time to time.

Dolan Progeny Trust          All children of Charles F.
                             Dolan living at any time and
                             from time to time.

Dolan Spouse Trust           All descendants of Charles F.
                             Dolan living at any time and
                             from time to time and their
                             spouses.


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CUSIP No. 12686C-10-9               13D






               Pursuant to the provisions of the agreements governing the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's beneficiary or, if more than one, such Trust's beneficiary class. For each of the Dolan Descendants Trust, Dolan Grandchildren Trust, Dolan Progeny Trust and Dolan Spouse Trust, distributions of income and principal can be made in Mr. Dolan's sole discretion to any one or more of the members of the Trust's beneficiary class.

The Trusts

The Dolan Children Trusts

               For each of the DC Kathleen Trust and the DC James Trust (together, the "Dolan Children Trusts"), distributions of income and principal can be made in Mr. Dolan's sole discretion to the person for whom the Trust is named (the "Current Beneficiary"). The Current Beneficiary has the power during his or her life to appoint all or part of the relevant Dolan Children Trust to or for the benefit of one or more of the Current Beneficiary's descendants. Upon the death of the Current Beneficiary, the relevant Dolan Children Trust, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of the Current Beneficiary's descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current Beneficiary's then-living descendants, or if none, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan. Other than Paul Joseph Dolan, the other Trustee of the DC Kathleen Trust is Kathleen Margaret Dolan and of the DC James Trust is James Lawrence Dolan.

The Dolan Descendants Trust

               The Dolan Descendants Trust's current beneficiary class consists of the six children of Charles F. Dolan and three grandchildren of Charles F. Dolan. The Dolan Descendants Trust terminates upon the death of the survivor of the children of Charles F. Dolan, if not previously terminated. Upon such termination, the Dolan Descendants Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the survivor of them to one or more persons or charitable organizations. Any unappointed portion of the Dolan Descendants Trust will pass, in further trust, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles
F. Dolan. There are three Trustees


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CUSIP No. 12686C-10-9               13D






of the Dolan Descendants Trust, James Lawrence Dolan, Kathleen Margaret Dolan and Paul Joseph Dolan.

The Dolan Grandchildren Trust

               The Dolan Grandchildren Trust's current beneficiary class consists of the six children and three grandchildren of Charles F. Dolan. The Dolan Grandchildren Trust terminates upon the death of the survivor of the beneficiaries or upon the expiration of the applicable perpetuities period, if not previously terminated. Upon such termination, the Dolan Grandchildren Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the survivor of them, otherwise by the unanimous appointment of Charles F. Dolan's grandchildren or by the survivor of them, to one or more persons or charitable organizations. Any unappointed portion of the Dolan Grandchildren Trust will pass, in further trust, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles
F. Dolan. There are three Trustees of the Dolan Grandchildren Trust, Paul Joseph Dolan, Thomas Charles Dolan and Marianne Dolan Weber.

The Dolan Progeny Trust

               The Dolan Progeny Trust's current beneficiary class consists of the six children of Charles F. Dolan. The Dolan Progeny Trust terminates upon the death of the survivor of Charles F. Dolan's children, if not previously terminated. Upon such termination, the Dolan Progeny Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the survivor of them to or for the benefit of any one or more persons or charitable organizations. Any unappointed portion of the Dolan Progeny Trust will pass, in further trust, per stirpes to the then- living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan. There are three Trustees of the Dolan Progeny Trust, Paul Joseph Dolan, Patrick Francis Dolan and Deborah Ann Dolan.

The Dolan Spouse Trust

               The Dolan Spouse Trust's current beneficiary class consists of the six children and three grandchildren of Charles F. Dolan and the spouses of three of these children. The Dolan Spouse Trust terminates upon the death of the survivor of Charles F. Dolan's children and their spouses, if not previously terminated. Upon such termination, the Dolan Spouse Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the


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CUSIP No. 12686C-10-9               13D





survivor of them to or for the benefit of any one or more persons or charitable organizations. Any unappointed portion of the Dolan Spouse Trust will pass, in further trust, per stirpes to the then-living descendants of the children of Charles F. Dolan or, if none, among the heirs- at-law of Charles F. Dolan. There are three Trustees of the Dolan Spouse Trust, Paul Joseph Dolan, Thomas Charles Dolan and Marianne Dolan Weber.

Beneficial Ownership of Beneficiaries and Trusts

               Beneficiaries of any Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such Trust because (a) Paul Joseph Dolan has the sole discretion to distribute or accumulate the income from each Trust and the sole discretion to distribute the principal of each Trust to the beneficiary of such Trust or, if more than one, to any one or more of the members of such Trust's beneficiary class, and (b) the beneficiary class for each of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Progeny Trust and the Dolan Spouse Trust has not yet closed.


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                                EXHIBIT INDEX

EXHIBIT NO.                                  DESCRIPTION

   99.1                                    POWER OF ATTORNEY